FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 19, 2021

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐              No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report on Form 6-K is incorporated by reference into the registrant's Israeli prospectus, dated August 10, 2017.

CELLCOM ISRAEL LTD. TO CONSOLIDATE ITS LISTING
ON THE TEL AVIV STOCK EXCHANGE

Netanya, Israel, January 19, 2021 — Cellcom Israel Ltd., (“Cellcom Israel” or “the Company”) (NYSE: CEL and the TASE: CEL) today announced that it intends to consolidate the listing of its shares onto one single exchange, the Tel Aviv Stock Exchange (“TASE”). The Company will maintain the current listing of its shares on TASE, which will become Cellcom Israel’s primary and only listing.

Cellcom Israel, therefore, intends to voluntarily delist its ordinary shares from the New York Stock Exchange (“NYSE”) in the United States.

The Board of Directors of the Company has determined after extensive consideration that its current dual listing structure, whereby its shares are listed on NYSE in addition to the listing of its ordinary shares on the TASE, is unnecessary in today’s increasingly globalized trading environment, where equity investors can access any international stock, regardless of where it is listed and since the vast majority of its ordinary shares trade  on the TASE and its operations are substantially all carried out in Israel, it would be prudent for the Company to terminate its listing on NYSE, in order to minimize the costs associated with maintaining a U.S. listing. By maintaining one single listing on TASE, the Company will be able to focus even further on developing the business, while reducing the costs and challenges to the Company of maintaining a listing in the United States, where the Company’s operations are not focused, and to facilitate the eventual deregistration of the Company with the SEC at such time as the Company becomes eligible for such deregistration.

With the only listing in Tel Aviv, Cellcom Israel will be subject to TASE’s listing rules and Israeli securities law and regulations and Israeli Securities Authority's reporting requirements and the high standards of corporate governance prevalent in Israel. The Company remains committed to maintaining the same levels of transparency and accountability and will continue to provide investors with timely updates, including quarterly reporting. Cellcom Israel’s strategy, its underlying operations and its ability to grow the business will not change as a result of the Company consolidating its listing onto a single exchange.

Cellcom has notified NYSE of its intention to delist and currently anticipates that it will file a Form 25 relating to the delisting of its ordinary shares with the U.S. Securities and Exchange Commission on or around January 29, 2021.  As a result, the Company expects that the last day of trading of its ordinary shares on NYSE in the U.S. will be no earlier than February 8, 2021. The change to a sole listing on TASE is intended to be effected upon the U.S. delisting, no earlier than February 9 2021. The Company will continue to comply with its SEC reporting obligations until such obligations may be terminated by the deregistration of the Company.  The Company intends to pursue such deregistration as soon as possible. The Company has not arranged for a listing on any other United States exchange or for quotation of its ordinary shares in any quotation medium.

Forward-looking Statements
The information included in this press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). Said forward-looking statements, relating to the intention to delist and deregister and execution thereof, are subject to uncertainties and assumptions and the actual results may materially differ. All forward-looking statements in this press release are based on information available to Cellcom Israel on the date hereof.  All written or oral forward-looking statements attributable to Cellcom Israel are expressly qualified in their entirety by the factors referred to above. Cellcom Israel does not intend to update these forward-looking statements.

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its cellular subscribers with a broad range of services including cellular telephony, roaming services, text and multimedia messaging, advanced cellular and data services and other value-added services in the areas of  mobile office, data protection etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates advanced networks enabling high speed broadband and advanced multimedia services. Cellcom Israel offers nationwide customer service including telephone customer service, retail stores, and service and sale centers. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel.  Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

CONTACTS

Cellcom Israel Ltd.

Shai Amsalem	Telephone: +972 52 998 4774
Chief Financial Officer	investors@cellcom.co.il

Elad Levy	Telephone: +972 52 998 4774
Investor Relations	investors@cellcom.co.il

 CELLCOM
 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	For January 19, 2021	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary